UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: Febuary 9, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date:	February 9, 2010	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-07-TR	Date:	February 8, 2010
4Q	RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2009

TECK REPORTS FOURTH QUARTER RESULTS FOR 2009

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced net earnings of $1.8 billion, or $3.42 per share, for 2009 and $411 million, or $0.70 per share, in the fourth quarter. Our operating profit before depreciation was approximately $3.7 billion for the year and $1.0 billion in the quarter.

Don Lindsay, President and CEO said, "Our record revenues this year reflected strong performance across the company, including record production of copper at Quebrada Blanca and zinc at both Red Dog and Antamina. Including the application of the proceeds from the sale of an interest in the Waneta Dam of $825 million, we will have reduced our total debt by approximately $6.7 billion since we acquired the Fording coal assets in October, 2008. With our current cash balance of $1.3 billion, our net-debt to net-debt-plus-equity ratio is then expected to be approximately 26%.”

Highlights and Significant Items

•

Operating profit before depreciation for the year was $3.7 billion compared with $2.8 billion in 2008. Operating profit before depreciation in the fourth quarter was approximately $1.0 billion compared with $347 million a year ago.

•

Net earnings for the year were our second highest ever at $1.8 billion compared with $659 million last year. Net earnings in the quarter were $411 million compared with a net loss of $607 million in the fourth quarter of 2008.

•	EBITDA was $4.1 billion for the year and $1.0 billion in the fourth quarter.

•	We recorded record revenues in the full year and the fourth quarter of 2009 of $7.7 billion and $2.2 billion, respectively.

•

Our non-core asset sales program, which includes the previously announced sale of our gold business, is nearly complete. The assets sold account for less than 5% of our total assets. Asset sales completed since we issued our third quarter results, yielding cash proceeds totalling US$370 million, include:

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Investor Relations

Additional corporate information is available on the Internet at http://www.teck.com the sale of an interest in the future gold production from our Andacollo mine to Royal Gold closed in January, 2010 providing Andacollo with cash of US$218 million and 1.2 million common shares of Royal Gold, of which our share is 90%, our 60% interest in the Agi Dagi and Kirazli gold projects in Turkey closed in January, 2010. We received US$24 million and 2.4 million shares of Alamos Gold Incorporated, and our 78.8% interest in the Morelos gold project in Mexico to Gleichen Resources Ltd. for US$150 million in cash and approximately 1.6 million common shares and 12.4 million special warrants of Gleichen closed in November, 2009.

•

The sale of one-third of our interest in the Waneta Dam for C$825 million is now scheduled to close in February. Upon completion, our total debt will be down to C$6.7 billion from the $13.4 billion at the time we acquired the Fording coal assets. Our term loan will be US$1.14 billion and our cash balance is expected to be approximately C$1.3 billion. Our net debt to net-debt-plus-equity ratio will be approximately 26%, a significant improvement from the 52% ratio at December 31, 2008. With amendments made to the term loan, our remaining scheduled term loan payments are expected to be approximately US$440 million in 2010, US$420 million in 2011 and US$280 million in 2012.

•

The Carmen de Andacollo concentrator project achieved mechanical completion at the end of the fourth quarter of 2009. First ore was sent to the crusher on December 6, 2009 and first ore to the mill January 19, 2010. The process water supply issues have been resolved and the project is scheduled for commissioning in the first quarter. Design capacity is expected to be reached during the first half of 2010.The new plant is expected to produce 80,000 tonnes of copper and 55,000 ounces of gold in concentrate annually over the first 10 years of the project.

•	In December we announced that our coal production is planned to increase by 25% to 30% in 2010 to 23.5 – 25 million tonnes.

•

We are pleased to support the “Zinc Saves Kids” campaign launched by UNICEF and the IZA during the recent World Economic Forum. Zinc is essential for all living organisms and is vital for brain development, growth and immune functions in children. According to the World Health Organization, zinc deficiency is one of the leading risk factors associated with diseases such as malaria, pneumonia and diarrhea. It is estimated that 800,000 deaths per year are attributed to zinc deficiency, of which 450,000 are children under the age of five.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, Investor Relations

Additional corporate information is available on the Internet at http://www.teck.com

This news release is dated as at February 8, 2010. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2008, is available on SEDAR at www.sedar.com. This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION”below.

Earnings, Adjusted Earnings and Comparative Earnings*

Net earnings were $411 million, or $0.70 per share, in the fourth quarter compared with a loss of $607 million or $1.28 loss per share in the same period last year. Net earnings in the fourth quarter included positive after-tax pricing adjustments of $58 million and an after-tax gain of $134 million ($155 million pre-tax) from the sale of our interest in the Morelos gold project in Mexico. Partly offsetting these items were asset impairment charges of $68 million on an after-tax basis related to our oil sands projects. The loss in 2008 included asset impairment charges of $844 million and negative pricing adjustments of $270 million on an after-tax basis. Adjusted net earnings were $312 million in the quarter compared to $130 million in 2008 as a result of higher base metal prices offset by significantly lower coal prices and the effects of a stronger Canadian dollar.

	Three months ended December 31		Year ended December 31
(in millions of dollars)	2009	2008	2009	2008

Net earnings (loss) as reported	$411	$(607)	$1,831	$659
Add (deduct):
(Earnings) loss from discontinued operations	5	4	(81)	9
Derivative (gains) losses	(4)	(166)	36	(202)
Asset impairment included in equity losses	48	254	119	266
Goodwill, marketable securities and asset impairment	20	590	20	590
Asset sales and other	(137)	94	(320)	73
Foreign exchange gains on net debt	(35)	-	(561)	-
Financing items	4	-	117	-
Tax items	-	(39)	(30)	(50)
Adjusted net earnings	312	130	1,131	1,345
Negative (positive) pricing adjustments (note 1)	(58)	270	(207)	329

Comparative net earnings	$254	$400	$924	$1,674

(1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information.

_________________________

*

Our financial results are prepared in accordance with Canadian GAAP (GAAP). This news release refers to adjusted net earnings, comparative net earnings, EBITDA, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust net earnings as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is net income before interest and financing expenses, income taxes, depreciation and amortization. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Commodity Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

3	Teck Resources Limited 2009 Fourth Quarter News Release

Business Unit Results

The comparability of business unit results between 2009 and 2008 was affected by two significant events. The first was the rapid deterioration in global economic conditions in the latter part of the 2008 followed by the subsequent improvement throughout 2009. The deterioration that occurred in late 2008 contributed to a steep decline in the demand and selling prices for the commodities we produce. As a result, significant negative pricing adjustments reduced our revenues from base metals in the fourth quarter of 2008. With the improvement in the global economy in 2009, commodity prices improved significantly and this resulted in substantial positive pricing adjustments on our base metal revenues in 2009. The second event was our acquisition of Fording’s 60% interest in the coal assets in October, 2008. Our operating profit for the coal business unit included 40% of Teck Coal’s operating profit for 10 months and 100% for two months in 2008, and 100% for the entire year in 2009. In addition, the acquisition of the coal assets resulted in a significant increase in the depreciation charge against the coal assets as the historical cost bases of the acquired assets were adjusted to reflect the acquisition cost. With the US dollar denominated debt incurred to finance the Fording acquisition, and the favourable movement in the Canadian/US dollar exchange rate, our 2009 earnings included a significant non-cash foreign exchange translation gain.

Our business unit results are presented in the tables below.

Three Months ended December 31
(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit (loss)
	2009	2008	2009	2008	2009	2008

Copper	$664	$145	$368	$205	$363	$(214)
Coal	810	1,063	372	516	219	486
Zinc	693	392	205	62	195	(82)
Total	$2,167	$1,600	$945	$783	$777	$190

Year ended December 31
(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2009	2008	2009	2008	2009	2008

Copper	$2,161	$2,156	$1,031	$1,552	$1,002	$882
Coal	3,507	2,428	1,795	1,226	1,278	1,160
Zinc	2,006	2,071	511	565	454	301
Total	$7,674	$6,655	$3,337	$3,343	$2,734	$2,343

Operating profit from our copper business unit, before depreciation and pricing adjustments, was $368 million in the fourth quarter compared with $205 million a year ago as a result of significantly higher copper prices. After depreciation and pricing adjustments, the operating profit from our copper business unit was $363 million compared with an operating loss of $214 million last year. Copper prices had declined sharply in the fourth quarter of 2008 resulting in negative pricing adjustments of $335 million compared with positive pricing adjustments of $62 million in the fourth quarter this year.

4	Teck Resources Limited 2009 Fourth Quarter News Release

Operating profit from our coal business unit, before depreciation and pricing adjustments, was $372 million in the fourth quarter compared with $516 million last year. The reduction in operating profit was primarily due to significantly lower realized coal prices, which averaged C$151 (US$139) per tonne in the quarter compared with C$285 (US$247) per tonne in the same period a year ago. The lower realized coal price reflects the lower contracted US dollar price settlements for the 2009 coal year that commenced April 1, 2009 and the effect of a stronger Canadian dollar. Coal sales volumes of 5.4 million tonnes in the fourth quarter, which were constrained by clean coal production levels and delayed ship loading due to severe weather, reflect strong demand in China for seaborne coking coal and increased deliveries to our traditional contract customers. This compares with sales of 4.7 million tonnes (100% basis) in the fourth quarter of 2008 when our customers deferred coal deliveries in response to lower steel demand.

Operating profit from our zinc business unit, before depreciation and pricing adjustments, was $205 million in the fourth quarter compared with $62 million a year ago due to significantly higher zinc and lead prices and higher concentrate sales volumes. After depreciation and pricing adjustments, the operating profit from our zinc business unit was $195 million compared with an operating loss of $82 million last year. Zinc prices had declined sharply in the fourth quarter of 2008 resulting in negative pricing adjustments of $101 million compared with positive pricing adjustments of $28 million in the fourth quarter this year.

Revenues

Revenues from operations were $2.2 billion in the fourth quarter compared with $1.6 billion a year ago. Revenues from our copper and zinc business units increased by a total of $820 million, primarily due to significantly higher prices and positive pricing adjustments of $101 million (before $11 million of royalty expenses) in the fourth quarter compared with significant negative price adjustments of $474 million (before $38 million of royalty expense recoveries) in the fourth quarter last year. The higher revenues were partly offset by the effect of the weaker US dollar. Coal revenues declined by $253 million compared with year ago due to significantly lower realized coal prices partially offset by higher coal sales volumes and our increased ownership in Teck Coal.

5	Teck Resources Limited 2009 Fourth Quarter News Release

Average Metal Prices and Exchange Rates*

	Three months ended			Year ended
	December 31			December 31
	2009	2008	% Change	2009	2008	% Change

Copper (LME Cash - US$/pound)	3.01	1.79	+68%	2.34	3.17	-26%
Coal (realized - US$/tonne)	139	247	-44%	157	205	-23%
Zinc (LME Cash - US$/pound)	1.00	0.54	+85%	0.75	0.85	-12%
Silver (LME PM fix – US$/ounce)	18	10	+80%	15	15	-%
Molybdenum (published price - US$/pound)	12	17	-29%	11	29	-62%
Lead (LME Cash - US$/pound)	1.04	0.56	+86%	0.78	0.95	-18%
Cdn/U.S. exchange rate (Bank of Canada)	1.06	1.21	-12%	1.14	1.07	+7%

* Except for coal prices, the average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales settled the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. In the fourth quarter of 2009 we had positive pricing adjustments of $90 million ($58 million after non-controlling interests and taxes) compared with negative adjustments of $436 million ($270 million after non-controlling interests and taxes) in the fourth quarter last year. The amount consists of $27 million ($17 million after-tax) of positive pricing adjustments on sales from the previous quarter and $63 million ($41 million after-tax) on sales that were initially recorded at the average price for the month of shipment and subsequently revalued at quarter end forward curve prices.

The table below outlines our outstanding receivable positions, which were provisionally valued at September 30, 2009, the number of pounds included in the September 30 receivables and settled in the fourth quarter, and our receivable positions provisionally valued at December 31, 2009.

	Outstanding at		Settled during		Outstanding at
	September 30, 2009		the fourth quarter		December 31, 2009
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb	Pounds	US$/lb

Copper	113	2.78	105	2.98	107	3.34
Zinc	173	0.87	155	0.98	221	1.17
Lead	65	1.03	65	1.02	31	1.09

6	Teck Resources Limited 2009 Fourth Quarter News Release

Cash Flow from Operations

Cash flow from operations was $697 million in the fourth quarter compared with $589 million a year ago. Cash flow increased from a year ago due to higher contributions from our copper and zinc operations as a result of higher base metal prices and increased sales volumes of zinc and coal. This was partly offset by a decline in coal revenues due to lower coal prices and by interest payments of approximately $260 million in the quarter. Cash flow from operations in the fourth quarter of 2008 included strong cash flows from our coal operations, but also included negative copper and zinc settlement adjustments of $255 millionin the quarter.

7	Teck Resources Limited 2009 Fourth Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Fourth Quarter		Year-to-date		Fourth Quarter		Year-to-date
		2009	2008	2009	2008	2009	2008	2009	2008

Principal products

Copper (note 1 and 2)	tonnes	53	57	203	209	50	61	205	211
Copper Cathode (note 2)	tonnes	26	28	105	107	27	27	100	106
		79	85	308	316	77	88	305	317

Coal (note 3)
Direct share	tonnes	5,354	4,172	18,930	11,282	5,368	3,726	19,767	11,042
Indirect share	tonnes	-	212	-	2,345	-	192	-	2,387
		5,354	4,384	18,930	13,627	5,368	3,918	19,767	13,429

Refined zinc	tonnes	66	65	240	270	64	60	243	266
Zinc (note 1 and 4)	tonnes	189	149	711	663	242	199	681	678

Other products

Molybdenum (note 1)	pounds	2,204	2,132	7,798	7,224	2,261	1,874	7,979	7,308

Refined lead	tonnes	16	21	73	85	17	20	73	85

Lead (note 1)	tonnes	36	28	132	133	46	60	119	149

(1)	Production and sales volumes of base metals refer to metals contained in concentrate.
(2)

We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sale from Antamina, representing our proportionate equity interest in Antamina, disregarding a net profits interest royalty that we pay in connection with the acquisition of that interest.

(3)

The direct share of coal production included our 40% proportionate share of production from Teck Coal until October 30, 2008 prior to the date of our acquisition of Fording’s 60% interest in the coal assets and 100% thereafter. The indirect share of coal production was the pro rata share of production represented by our 19.95% interest in units of Fording.

(4)	The Lennard Shelf zinc mine ceased production in August 2008 and the Pend Oreille zinc mine was placed on care and maintenance in February 2009.

8	Teck Resources Limited 2009 Fourth Quarter News Release

REVENUES AND OPERATING PROFIT

QUARTER ENDED DECEMBER 31

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit (loss) before depreciation, amortization and pricing adjustments		Operating profit (loss) (note 2)
	2009	2008	2009	2008	2009	2008

Copper
Highland Valley Copper	$239	$67	$124	$114	$138	$(58)
Antamina	204	2	127	74	149	(47)
Quebrada Blanca	166	64	97	22	66	(51)
Carmen de Andacollo	30	16	10	3	1	(22)
Duck Pond	25	(4)	10	(8)	9	(36)
	664	145	368	205	363	(214)

Coal (note 1)	810	1,063	372	516	219	486

Zinc
Trail	319	282	16	17	3	4
Red Dog	434	119	196	47	200	(71)
Other	11	15	3	(9)	2	(22)
Inter-segment sales	(71)	(24)	(10)	7	(10)	7
	693	392	205	62	195	(82)

TOTAL	$2,167	$1,600	$945	$783	$777	$190

(1)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(2)	After depreciation, amortization and pricing adjustments.

9	Teck Resources Limited 2009 Fourth Quarter News Release

REVENUES AND OPERATING PROFIT

TWELVE MONTHS ENDED DECEMBER 31

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit (loss) before depreciation, amortization and pricing adjustments		Operating profit (loss) (note 2)
	2009	2008	2009	2008	2009	2008

Copper
Highland Valley Copper	$838	$789	$338	$611	$408	$378
Antamina	634	569	353	505	427	336
Quebrada Blanca	484	574	259	317	135	161
Carmen de Andacollo	101	142	46	86	5	37
Duck Pond	104	82	35	33	27	(30)
	2,161	2,156	1,031	1,552	1,002	882

Coal (note 1)	3,507	2,428	1,795	1,226	1,278	1,160

Zinc
Trail	1,190	1,442	122	208	70	157
Red Dog	986	703	402	350	399	171
Other	50	117	6	(10)	4	(44)
Inter-segment sales	(220)	(191)	(19)	17	(19)	17
	2,006	2,071	511	565	454	301

TOTAL	$7,674	$6,655	$3,337	$3,343	$2,734	$2,343

(1)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(2)	After depreciation, amortization and pricing adjustments.

10	Teck Resources Limited 2009 Fourth Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Tonnes milled (000's)	10,243	11,871	42,888	44,888

Copper
Grade (%)	0.34	0.34	0.32	0.32
Recovery (%)	89.2	84.1	87.1	83.6
Production (000's tonnes)	30.6	34.1	118.2	119.3
Sales (000's tonnes)	28.6	37.7	118.2	122.3

Molybdenum
Production (million pounds)	2.1	1.6	6.6	4.2
Sales (million pounds)	2.1	1.3	6.6	4.0

Cost of sales ($ millions)
Operating costs	$ 79	$ 101	$ 334	$ 331
Distribution costs	$ 8	$ 10	$ 31	$ 32
Depreciation and amortization	$ 14	$ 14	$ 65	$ 48

Operating profit (loss) ($ millions)
Before depreciation	$ 152	$ (44)	$ 473	$ 426
After depreciation	$ 138	$ (58)	$ 408	$ 378

Highland Valley Copper’s fourth quarter operating profit, of $110 million before pricing adjustments, was similar to $100 million a year ago, as higher copper prices in the quarter were offset by lower copper sales volumes due to the timing of shipments. Positive pricing adjustments of $28 million were recorded in the fourth quarter compared with $158 million of negative price adjustments last year.

Copper production of 30,600 tonnes declined by 10% compared with the same period last year. The milling of harder ores during the quarter reduced mill throughput. This was partially offset by improved mill recoveries as less clay-bearing ore was processed. Molybdenum production of 2.1 million pounds was 31% higher than a year ago due to higher ore grades in the mill feed this quarter.

A preliminary plan has been developed to address the recent geotechnical issues in the Valley pit. This two year plan includes approximately 75 to 80 million tonnes of additional stripping and a comprehensive dewatering and buttress placement plan to stabilize the east wall. Higher grade portions of the Valley pit will be restricted during this time, although this shortfall in ore availability is expected to be partially made up with lower grade ore from the Lornex and Highmont pits. The overall blend of ores available for processing are expected to have lower grades, throughput rates and recoveries.

11	Teck Resources Limited 2009 Fourth Quarter News Release

Completion of the revised pit slope and dewatering designs is expected in the first quarter of 2010. Total operating and distribution costs in 2010 are expected to be similar to 2009, as the additional stripping and stabilization costs for the east wall will be capitalized. However, as a result of the reduced production levels in 2010, cash operating costs are expected to rise by 15% compared with 2009. We also expect to have higher depreciation charges in 2010, as previously capitalized waste stripping costs related to 2013 extension are now being amortized. We expect that Highland Valley’s copper production will be approximately 100,000 to 105,000 tonnes in 2010, and in 2011.

Mining equipment to complete the additional stripping requirements on the east wall is currently being mobilized at the site. Stripping of the west wall for the next phase of mine life extension is progressing well and additional low grade ore in the upper zones of the west wall has been added to the mine plan to supplement mill feed over the next two years. After 2011, copper production is expected to average 125,000 tonnes per year over the current mine life.

On June 27, 2009, Highland Valley’s copper and molybdenum customers were served notice of Highland Valley’s declaration of force majeure due to the geotechnical issues in the Valley Pit. All contractual quantities negotiated following the Force Majeure declaration are subject to force majeure proration.

12	Teck Resources Limited 2009 Fourth Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Tonnes milled (000's)
Copper-only ore	3,612	4,866	15,632	18,578
Copper-zinc ore	5,351	3,192	17,942	11,860

	8,963	8,058	33,574	30,438
Copper (note 1)
Grade (%)	1.15	1.25	1.16	1.25
Recovery (%)	79.6	88.6	81.2	89.1
Production (000's tonnes)	81.6	87.9	316.1	343.7
Sales (000's tonnes)	81.9	90.5	323.5	338.2

Zinc (note 1)
Grade (%)	3.17	3.13	3.00	3.51
Recovery (%)	86.3	83.0	84.4	85.3
Production (000's tonnes)	145.7	83.0	456.3	347.8
Sales (000's tonnes)	141.2	94.6	436.2	347.4

Molybdenum
Production (million pounds)	0.8	2.4	5.5	13.4
Sales (million pounds)	0.7	2.6	6.0	14.7

Cost of sales (US$ millions)
Operating costs	$ 120	$ 151	$ 431	$ 474
Distribution costs	$ 31	$ 32	$ 104	$ 149
Royalties and other costs (note 2)	$ 30	$ (22)	$ 141	$ 138
Depreciation and amortization	$ 25	$ 36	$ 99	$ 141

Our 22.5% share of operating profit (loss) ($ millions)
Before depreciation	$ 155	$ (37)	$ 450	$ 368
After depreciation	$ 149	$ (47)	$ 427	$ 336

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our 22.5% share of Antamina’s operating profit, before pricing adjustments, was $122 million in the fourth quarter compared with $64 million in the same period last year. Higher copper and zinc prices, combined with higher sales volumes of zinc, contributed to the increased operating profit. Our share of positive pricing adjustments in the fourth quarter was $27 million compared with $111 million of negative price adjustments in the same period a year ago.

13	Teck Resources Limited 2009 Fourth Quarter News Release

Tonnes milled in the fourth quarter increased compared with a year ago, despite the greater proportion of harder copper-zinc ores processed. The mix of mill feed in the fourth quarter was 40% copper-only ore and 60% copper-zinc ore, compared to 60% and 40%, respectively, in the same period a year ago. The lower proportion of copper-only ore and resulting lower mill recoveries in the quarter resulted in copper production of 81,600 tonnes in the fourth quarter, a 7% decline over a year ago. Conversely, zinc production increased by 76% to 145,700 tonnes due to the higher proportion of copper-zinc ore processed in the quarter. Molybdenum production was significantly lower in the period as a result of lower grades and recoveries.

Antamina set new annual records for mill throughput of 33.6 million tonnes and zinc production of 456,300 tonnes. The higher zinc production was a result of record mill throughput coupled with significantly higher copper-zinc ore processed in the year. This accounted for 53% of the year’s mill feed compared with 39% in the prior year.

A $1.3 billion project to increase mill throughput by 38% to 130,000 tonnes per day by late 2011 was approved by the Antamina shareholders in January, 2010. The project will be funded out of Antamina’s borrowings and cash flow. Our share of distributions to shareholders are expected to be reduced by no more than US$100 million in total during 2010 and 2011 as construction progresses. The mine life is now expected to continue until 2029.

14	Teck Resources Limited 2009 Fourth Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Tonnes placed (000's)
Heap leach ore	2,024	1,799	7,612	7,506
Dump leach ore	4,722	2,351	12,310	10,120

	6,746	4,150	19,922	17,626
Grade (TCu%) (note 1)
Heap leach ore	1.14	1.20	1.15	1.26
Dump leach ore	0.57	0.53	0.54	0.56

Production (000's tonnes)
Heap leach ore	16.0	16.8	62.9	65.0
Dump leach ore	6.5	4.9	24.5	20.4

	22.5	21.7	87.4	85.4

Sales (000's tonnes)	23.7	21.4	83.0	84.8

Cost of sales (US$ million)
Operating costs	$ 60	$ 60	$ 184	$ 239
Inventory adjustments (note 2)	$ -	$ 4	$ -	$ 41
Distribution costs	$ 3	$ 2	$ 9	$ 9
Depreciation and amortization	$ 31	$ 29	$ 113	$ 99

Operating profit (loss) ($ millions) (note 3)
Before depreciation	$ 100	$ (17)	$ 265	$ 267
After depreciation	$ 66	$ (51)	$ 135	$ 161

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for our partners’ 23.5% interest in Quebrada Blanca.

Quebrada Blanca’s fourth quarter operating profit, before pricing adjustments, was $63million compared with an operating loss of $12 million in the fourth quarter of 2008. Positive pricing adjustments were $3 million in the quarter compared with negative pricing adjustments of $39 million last year.

Copper production in the fourth quarter of 22,500 tonnes was slightly higher than a year ago. Sales volumes of 23,700 tonnes in the fourth quarter were 11% higher than the same period last year due to the timing of shipments.

Quebrada Blanca achieved record production of 87,400 tonnes of copper cathode in 2009.

An internal pre-feasibility study for the Quebrada Blanca Concentrate Project was initiated. The work includes infill drilling to update the resource model, metallurgical test work to confirm the process flow sheet, a series of trade off studies to determine optimal plant location and the preliminary estimation of projected capital and operating costs.

15	Teck Resources Limited 2009 Fourth Quarter News Release

By the end of 2009, an additional 19,000 meters of infill drilling was completed in the hypogene deposit. At present there are 5 drill rigs on site continuing with infill drilling.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Tonnes placed (000's)
Heap leach ore	1,000	1,040	3,825	3,828
Dump leach ore	404	267	1,182	711

	1,404	1,307	5,007	4,539
Grade (TCu%) (note 1)
Heap leach ore	0.51	0.61	0.56	0.64
Dump leach ore	0.29	0.27	0.29	0.27

Production (000's tonnes)
Heap leach ore	3.1	4.6	14.2	16.5
Dump leach ore	0.8	0.9	3.7	4.6

	3.9	5.5	17.9	21.1

Sales (000's tonnes)	4.2	5.3	17.4	20.9

Cost of sales (US$ million)
Operating costs	$ 18	$ 19	$ 45	$ 54
Inventory adjustments (note 2)	$ -	$ -	$ -	$ 8
Distribution costs	$ -	$ 1	$ 2	$ 3
Depreciation and amortization	$ 9	$ 11	$ 37	$ 32

Operating profit (loss) ($ millions) (note 3)
Before depreciation	$ 10	$ (8)	$ 47	$ 72
After depreciation	$ 1	$ (22)	$ 5	$ 37

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for our partner’s 10% interest in Andacollo.

Andacollo’s operating profit, before pricing adjustments, was $1 million in the fourth quarter compared with an operating loss of $11 million in the same period last year. Pricing adjustments were negligible this quarter compared with negative price adjustments of $11 million in the fourth quarter of 2008.

Copper production of 3,900 tonnes in the fourth quarter was lower than a year ago as the mine is transitioning from mining the supergene deposit to the primary hypogene zone. Sales volumes of 4,200 tonnes in the fourth quarter were 21% lower than the same period last year, reflecting the reduced production levels.

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The Carmen de Andacollo 55,000 tonnes per day copper concentrator project achieved mechanical completion at the end of fourth quarter in 2009. Issues associated with process water supply were resolved in December. First ore was sent to the crusher on December 6, 2009 and the first ore was fed to the concentrator grinding circuit on January 19, 2010. Design capacity is expected to be reached during the first half of 2010. The new plant is expected to produce 80,000 tonnes of copper and 55,000 ounces of gold in concentrate annually over the first 10 years of the operation.

The initial project is on track to be completed for the forecasted cost of US$435 million, of which US$423 million had been spent by December 31, 2009. Two additional projects associated with the hypogene project have been approved. The Elqui River water supply project has an estimated cost of US$40 million and will provide a long-term supply of process water for the concentrator. Also a cover to minimize the generation of dust will be constructed for the coarse ore stockpile at a cost of US$8 million.

In January 2010, Andacollo completed the previously announced sale of an interest in future gold production to Royal Gold Inc. (“Royal Gold”). Proceeds to Andacollo, on a 100% basis, were US$218 million and 1.2 million common shares of Royal Gold, valued at US$56 million. Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

Duck Pond (100%)

Duck Pond’s operating profit was $9 million in the fourth quarter after $4 million of positive pricing adjustments, which compares to an operating loss of $36 million in the same period last year after recording negative pricing adjustments of $16 million and a $10 million concentrate inventory write-down. Copper and zinc production in the quarter was 4,000 tonnes and 5,000 tonnes of contained metal, respectively, compared with 3,500 tonnes and 5,500 tonnes, respectively last year.

Development Projects

The Galore Creek Project remained on care and maintenance during 2009. While the project site will remain on care and maintenance for 2010, we plan to begin the preparation of a pre-feasibility study so that updated capital and operating cost estimates can be prepared for the project.

There was no drilling and only minimal site activity on the Relincho project in 2009. Further mine engineering optimization studies were started in late 2009 based on a revised block model which included 2008 drilling. This work is being done to analyze various cut-off grades, throughput rates and stockpiling strategies. The next phase of work will be a pre-feasibility study which is currently planned to commence in the second quarter of 2010.

17	Teck Resources Limited 2009 Fourth Quarter News Release

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Production (000's tonnes)	5,354	5,235	18,930	23,009

Sales (000's tonnes)	5,368	4,688	19,767	22,978

Average sale price
US$/tonne	$ 139	$ 247	$ 157	$ 205
C$/tonne	$ 151	$ 285	$ 177	$ 220

Operating expenses (C$/tonne)
Cost of product sold	$ 52	$ 58	$ 55	$ 53
Inventory adjustments	$ -	$ 50	$ -	$ 17
Transportation	$ 30	$ 39	$ 32	$ 39
Depreciation and amortization	$ 28	$ 8	$ 26	$ 6

Operating profit ($ millions) (note 1)
Before depreciation	$ 372	$ 516	$ 1,795	$ 1,226
After depreciation	$ 219	$ 486	$ 1,278	$ 1,160

(1)	Results of Teck Coal represent our 100% direct interest commencing October 30, 2008 and 40% prior to that date.

On October 30, 2008, we acquired all the assets of Fording, which consisted of Fording’s 60% interest in Teck Coal (formerly Elk Valley Coal Partnership). The transaction increased our interest in the partnership from an effective interest of 52% to a 100% interest. We began to fully consolidate the results of Teck Coal on October 30, 2008.

Operating profit in the fourth quarter was $219 million compared with $486 million last year primarily due to lower realized coal prices of C$151 per tonne compared with C$285 per tonne in 2008.

Sales volumes of 5.4 million tonnes for the fourth quarter were constrained by our production levels and delayed ship loading due to severe high winds at west coast ports in November. Strong demand from China and increased deliveries to our traditional contract customers contributed to a much tighter market in the second half of 2009. China now represents a significant and increasing share of the total seaborne coking coal market. In addition, most steel producers outside of China have increased their production levels from the early 2009 lows in response to the global economic recovery and stronger steel demand. Customers in Asia accounted for over two-thirds of our 2009 calendar year sales volume. Historically, Asia represented about half of our sales volume.

Average US dollar selling prices in the fourth quarter were significantly lower than in the same quarter in 2008 due to lower contract price settlements for the 2009 coal year that commenced April 1. During the fourth quarter of 2009, approximately 400,000 tonnes of carryover tonnage were delivered at the higher 2008 contract prices. At year end, we had

18	Teck Resources Limited 2009 Fourth Quarter News Release

approximately 800,000 tonnes of carryover remaining from the 2008 coal year. Reduced demand from our traditional customers in 2009, especially in the first half of 2009, allowed us to develop new markets, mainly in China. Most sales to new markets are priced based on prevailing market conditions rather than typical annual contracts. During the fourth quarter, we sold approximately 800,000 tonnes in new markets at prevailing market prices.

Unit cost of product sold for the fourth quarter of 2009 decreased compared with the same quarter in 2008 due primarily to lower diesel fuel prices and lower strip ratios. Additional stripping of waste early in 2009, when clean coal production levels were lower and unit costs were higher, benefitted strip ratios and unit costs in the fourth quarter. We expect mine site cash unit costs in 2010 to be similar to 2009 levels.

The decrease in unit transportation costs for the fourth quarter compared with the same quarter in 2008 reflects lower rail rates with Canadian Pacific Railway for the westbound transportation of coal from our five British Columbia mine sites as well as lower port loading costs at Westshore Terminals, which are variable in part with average Canadian dollar selling prices.

The next round of coal price negotiations is in the preliminary stage, but current market sentiment indicates that coal prices will increase compared to the 2009 coal year. We also expect that a portion of our sales volume in 2010 will be priced on a shorter pricing cycle as opposed to the traditional coal year. A shorter pricing cycle would create more frequent adjustments to coal prices during the year.

We expect coal production in 2010 to be 23.5 to 25 million tonnes and we are actively planning for further production increases in 2011 and 2012. We are focused on near term expansion opportunities in light of the tight market that we expect for high quality hard coking coal.

The current westbound arrangements with Canadian Pacific Railway expire in April and the current port loading contract with Westshore Terminals for our Elkview mine expire at the end of March. Negotiations with both of these parties have commenced, but the outcome, which may significantly impact our transportation costs in 2010, is unknown at this time.The union labour agreement for our Line Creek Operations expired on June 1, 2009 and the agreement for our Coal Mountain Operations expired on December 31, 2009. We are currently in the process of negotiating new agreements.

19	Teck Resources Limited 2009 Fourth Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Metal production
Zinc (000's tonnes)	66.4	65.4	239.9	269.9
Lead (000's tonnes)	15.5	20.7	72.6	85.0

Metal sales
Zinc (000's tonnes)	64.1	60.7	243.2	266.4
Lead (000's tonnes)	17.2	19.9	72.9	85.0

Power
Surplus power sold (GW.h )	197	196	1,238	1,007
Power price (US$/MW.h)	$ 49	$ 57	$ 32	$ 62

Cost of sales ($ millions)
Concentrates	$ 190	$ 149	$ 656	$ 785
Operating costs	$ 95	$ 94	$ 325	$ 352
Distribution costs	$ 18	$ 22	$ 87	$ 97
Depreciation and amortization	$ 13	$ 13	$ 52	$ 51

Operating profit ($ millions) before depreciation
Metal operations	$ 7	$ 5	$ 82	$ 146
Power sales	9	12	40	62
	$ 16	$ 17	$ 122	$ 208
Operating profit (loss) ($ millions) after depreciation
Metal operations	$ (4)	$ (5)	$ 42	$ 107
Power sales	7	9	28	50
	$ 3	$ 4	$ 70	$ 157

Trail metal operations incurred an operating loss of $4 million in the fourth quarter similar to the operating loss of $5 million a year ago. The positive impacts of higher sales volumes and improved prices for zinc were offset by lower sales volumes of lead, silver and gold, lower prices for a range of by-products and the effect of a stronger Canadian dollar.

Refined zinc production in the quarter was higher than the fourth quarter of 2008 (a market-related zinc production curtailment commenced in late November 2008 and ended in September 2009) but was lower than plan due to mechanical problems in the electrolytic plant and process problems in the leaching area. Electrolytic plant problems have continued into early 2010.

Refined lead production was significantly lower than the corresponding period last year due to early maintenance work on the Continuous Drossing Furnace (“CDF”) and the subsequent 20 day shutdown of both the CDF and KIVCET. By year end the lead smelter had returned to full production.

20	Teck Resources Limited 2009 Fourth Quarter News Release

Operating profit from the sale of surplus power in the fourth quarter was $7 million compared with $9 million last year due to lower realized power prices, while sales volumes were the same as last year.

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Tonnes milled (000's)	884	742	3,383	3,050

Zinc
Grade (%)	20.7	18.8	20.9	20.1
Recovery (%)	82.0	82.3	82.4	84.1
Production (000's tonnes)	151.3	115.2	582.5	515.2
Sales (000's tonnes)	205.9	164.7	556.1	528.4

Lead
Grade (%)	6.3	4.9	5.9	6.0
Recovery (%)	65.0	60.7	65.9	67.0
Production (000's tonnes)	36.4	26.1	131.5	122.6
Sales (000's tonnes)	45.8	58.7	117.6	138.9

Cost of sales (US$ millions)
Operating costs	$ 73	$ 71	$ 209	$ 194
Distribution costs	$ 41	$ 43	$ 114	$ 122
Royalties (NANA and State)	$ 86	$ 22	$ 144	$ 111
Depreciation and amortization	$ 22	$ 22	$ 66	$ 63

Operating profit (loss) ($ millions)
Before depreciation	$ 224	$ (45)	$ 473	$ 240
After depreciation	$ 200	$ (71)	$ 399	$ 171

Red Dog’s operating profit before pricing adjustments was $172 million in the fourth quarter compared with $21 million in the same period last year due to higher zinc and lead prices as well as to zinc sales volumes which were 25% higher than a year ago. The higher sales volumes were due to increased production levels and timing of shipments. Positive pricing adjustments were $28 million in the fourth quarter compared with $92 million of negative pricing adjustments in the fourth quarter of 2008.

The mine set a new annual record for contained metal production in 2009 as a result of a number of site-driven performance improvement initiatives. Tonnes milled in the fourth quarter increased by 20% compared with a year ago, as mill throughput last year had been negatively affected by a series of equipment failures. Ore grades were higher in the fourth quarter of 2009.

21	Teck Resources Limited 2009 Fourth Quarter News Release

Red Dog shipped 1,020,000 tonnes of zinc concentrate and 220,000 tonnes of lead concentrate during the 2009 shipping season. This compares with shipments of 920,000 tonnes of zinc and 247,000 tonnes of lead concentrate for the 2008 shipping season. Metals contained in concentrate available for sale from January 1, 2010 to the beginning of next year’s shipping season are approximately 227,000 tonnes of contained zinc in concentrate and 3,000 tonnes of contained lead in concentrate. Contained zinc sales volumes in the first quarter of 2010 are estimated to be approximately 110,000 tonnes, the 3,000 tonnes of contained lead available for sale is expected to be sold in the second quarter of 2010.

Aqqaluk Permitting

On December 15, 2009, the State of Alaska issued a certification of Red Dog’s National Pollutant Discharge Elimination System Permit (“NPDES Permit”), the mine’s water discharge permit. The NPDES Permit is issued by the US Environmental Protection Agency (“EPA”) and certified by the State under Section 401 of the US Clean Water Act. On January 15, 2010, local tribal and environmental groups filed an appeal of the certification asserting that certain provisions do not comply with the Clean Water Act. If successful, the appeal could result in revisions to the NPDES Permit. The certification will remain in effect pending resolution of the appeal and will not affect the development of the Aqqaluk deposit, the next deposit to be developed at Red Dog.

On January 8, 2010, the EPA approved the Supplemental Environmental Impact Statement (SEIS) for the Aqqaluk deposit and, simultaneously, issued a renewal of the NPDES Permit. The permit becomes effective on March 1, 2010 following the expiration of a 30 day appeal period on February 17, 2010. The issuance of the permit may be appealed by any party who commented on the draft SEIS.

Other State and local permits required for the development of Aqqaluk were received in December. The appeal period for those permits has expired. A wetlands permit from the Army Corp of Engineers is the only outstanding agency authorization. This permit is undergoing final agency review. There is no specific period established for an appeal of this permit.

An appeal of the SEIS, NPDES or wetlands permit could result in a stay and delay access to the Aqqaluk deposit. Our current operating plan is to continue to mine the main pit until mid 2011, but to maintain efficient production rates this ore will eventually need to be supplemented with ore from Aqqaluk. If a permit is stayed beyond the first quarter of 2010, our transition plan will be affected and production at Red Dog could be curtailed in October, 2010.

We and our partner, NANA, have been working with the public agencies involved and with the entities which made comments to address the concerns that they raised. While we believe that the regulatory process has been appropriate and robust, there can be no assurance that an appeal will not delay the development of Aqqaluk. We are developing contingency plans to minimize the potential disruption to the operation from an appeal.

22	Teck Resources Limited 2009 Fourth Quarter News Release

ENERGY

Fort Hills Project

The timing of a final investment decision on the Fort Hills oil sands project is dependent on the outcome of the project review by Suncor, the operator and 60% partner, which is scheduled for completion by the fourth quarter of 2010 . Spending on the project has been reduced and the workforce downsized, which is scheduled for completion for the fourth quarter of 2010 during this interim period to allow the project to be completed. Suncor has provided a forecast project spending estimate of $33 million for 2010, of which our share would be $9 million compared with our $271 million share in 2009, assuming only minimal regulatory work during the year.

In September 2009, Suncor, on behalf of the Fort Hills Partnership, submitted an optimized mine plan and an annual tailings management plan to the Alberta Energy Resources Conservation Board (“ERCB”). This optimized mine plan improves the mine’s economics over the first 10 years of production in comparison to the previous plan and provides details of how the operator intends to comply with the requirements of ERCB Directive 074, “Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes.”

Teck engaged Sproule Unconventional Limited (“Sproule”) to prepare an independent opinion of the contingent bitumen resources of Teck effective as of December 31, 2009. Sproule’s work on the Fort Hills Project included a geological audit and review of the most recent optimized mine plan, as of December 31, 2009 and resulted in an increase in the “Low Case” contingent resource estimate of 300 million barrels of recoverable bitumen to 2.40 billion barrels of recoverable bitumen, representing over 34 years of production at the current maximum approved production rate. The “Best Case” contingent resource estimate was reduced by 490 million barrels to 3.39 billion barrels of recoverable bitumen, representing over 48 years of production at the current maximum approved production rate and the “High Case” was unchanged at 4.35 billion barrels of recoverable bitumen, representing over 62 years of production at the current maximum approved production rate. Teck’s 20% interest in the Fort Hills project represents 678 million barrels of recoverable bitumen based on Sproule’s December 31, 2009 “Best Case” estimate. The term “contingent resource” is taken from the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) as published by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Petroleum Society of Canada. The volumes set out above refer to potentially recoverable volumes of asphaltene reduced bitumen resources and were calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

In the fourth quarter we recorded an equity loss of $48 million from our Fort Hills oil sands investment as a result of the delay of the mine and bitumen production portion of the project. Current economic conditions have increased the uncertainty around the probability of realizing future benefits from the costs incurred to advance the mine and bitumen production portion of the project as originally contemplated and accordingly an asset impairment charge has been recorded against these portions of the project.

Frontier and Equinox Projects

The operational phase of the pilot plant test work to support the design assumptions used for both the Equinox and Frontier oil sands projects was completed during the third quarter. Data analysis has commenced and is expected to be

23	Teck Resources Limited 2009 Fourth Quarter News Release

finalized in the first half of 2010. Engineering studies have started on the Frontier Project which will include an option of developing Equinox as a satellite operation. The results of this work are expected in late 2010 and will be compared to the draft Design Basis Memorandum study for Equinox as a standalone project. The Teck/UTS joint venture continues to advance the projects through the permitting process.

Other Oil Sand Leases

During the 2009 winter drilling season 54 core holes were completed in the Lease 421 Area, bringing the total core holes completed to 59. Analytical testing was completed during the fourth quarter. The results indicate 49 of the core holes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with oil sand grades ranging from 9% to 18% by weight and overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). These results indicate the potential for a mineable resource, however further core hole drilling will be required to establish the quantity and quality of any potential resource.

GOLD

During the year, and in accordance with our announced intentions, we sold our interest in our operating gold mines consisting of the Hemlo and Pogo operations. Our 40% interest in the Pogo mine was sold in the third quarter to our partners at Pogo, Sumitomo Metal Mining and Sumitomo Corporation, for proceeds of US$255 million resulting in a pre-tax gain on sale of C$58 million. Our 50% interest in the Hemlo mines was sold early in the second quarter for proceeds of US$65 million and resulted in a pre-tax gain of C$44 million. Gains on the sale of these properties and their operating results are included in discontinued operations on our statement of earnings. In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile for total consideration of US$141 million. A pre-tax gain of C$170 million was realized on the sale and was included in other income.

In November, we completed the sale of our 78.8% interest in the Morelos gold project in Mexico to Gleichen Resources Ltd. for US$150 million in cash and approximately 1.6 million common shares and 12.4 million special warrants of Gleichen, valued at approximately C$18 million. We recorded a pre-tax gain of $155 million on the disposition which was included in other income.

In January 2010, we completed the sale of the Agi Dagi and Kirazli gold projects in Turkey in which we had a 60% interest. The purchaser, Alamos Gold Incorporated, paid us US$24 million and 2.4 million shares with a value of approximately C$30million. We will record an approximate $50 million pre-tax gain on the disposition.

COSTS AND EXPENSES

Administration and general expenses were $51 million in the fourth quarter compared with $5 million last year. The increase was due to higher stock-based compensation that is linked to our share price, which was significantly higher in the fourth quarter of 2009 compared with the same period in 2008. Stock based compensation was also the most significant component of the annual increase.

24	Teck Resources Limited 2009 Fourth Quarter News Release

Our interest and financing expense increased to $174 million in the quarter compared with $128 million a year ago. This increase was a result of the debt incurred to finance the acquisition of the Fording Coal assets in October, 2008. This debt was initially short-term and bore relatively low rates of interest. However, our higher credit spread and the longer maturities of our senior secured notes resulted in higher average interest rates. Debt and interest charges are denominated in US dollars and fluctuations in the exchange rate also affect interest expense. A weaker US dollar served to reduce these amounts in the fourth quarter.

Other income, net of other expenses, was $167 million in the fourth quarter compared with other expense of $18 million last year. Significant items in the fourth quarter included a $155 million gain from the sale of our 78.8% interest in the Morelos gold project and non-cash foreign exchange translation gains totalling $39 million less other net expenses of $27 million. The non-cash foreign exchange translation gain on our debt totalled $153 million, of which$50 million was recorded in other income and $103 million in other comprehensive income. The portion credited to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar.

Provision for Income and Resource Taxes

Income and resource taxes for the quarter were $199 million, or 29% of pre-tax earnings, which is slightly lower than the Canadian statutory tax rate. This is the result of capital gains in the quarter, which are subject to the lower capital gains tax rate. This was partially offset by the effect of resource taxes in Canada.

Income tax pools arising out of the Fording transaction currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $11 billion. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

Non-controlling Interests

Non-controlling interest expense, which represents other parties’ share of earnings of our subsidiaries, was $26 million in the quarter compared with nil in the same period last year. The increase was due to higher earnings from our Quebrada Blanca and Andacollo operations in which third parties hold a 23.5% and 10% interest, respectively.

Equity Earnings

In the fourth quarter we recorded equity losses of $48 million primarily from our Fort Hills oil sands investment as a result of the delay of the mine and bitumen production portion of the project. Current economic conditions have increased the uncertainty around the probability of realizing future benefits from the costs incurred to engineer and design the upgrader and accordingly an asset impairment charge has been recorded.

Discontinued Operations

Our earnings from discontinued operations relate to our Pogo and Hemlo gold operations until they were sold in 2009 and to gains on their disposal.

25	Teck Resources Limited 2009 Fourth Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity continued to improve significantly during the fourth quarter. This is a result of the substantial cash flow derived from our operations, the sale of assets and the effect of amendments to our loan agreements.

Cash flow from operations was $697 million in the fourth quarter compared with $589 million a year ago. Cash flow increased from a year ago due to higher contributions from our copper and zinc operations as a result of significantly higher base metal prices. This was partly offset by a decline in coal revenues due to lower coal prices and by interest payments of approximately $260 million in the quarter. Cash flow from operations in the fourth quarter of 2008 included strong cash flows from our coal operations, but also included significant negative price adjustments of $255 millionthat were settled in the quarter.

Expenditures on property, plant and equipment were $214 million in the fourth quarter and included $67 million on sustaining capital and $147 million on development projects. The largest components of sustaining expenditures were at Teck Coal, Trail metal operations and Red Dog. Development expenditures included $22 million for preparatory stripping and $60 million for capital equipment for Highland Valley Copper’s mine life extension project, $42 million on the development of the hypogene deposit at Andacollo and $3 million on oil sands properties.

In November, we completed the sale of the Morelos Gold project and received $157 (US$150) million as the cash portion of the proceeds.

Our total debt balance was C$8.0 billion at December 31, 2009. Repayments on our term loan were US$326 million in the quarter, reducing our term loan to US$2.3 billion at the end of 2009. As a result of payments made on the term loan in early 2010, the balance has been reduced to US$1.9 billion at the date of this report and a further reduction of approximately US$785 million will occur when the sale of the Waneta Dam closes later in February. At that time we will have reduced our total debt by C$6.7 billion since we acquired the Fording assets in October 2008. A summary of our debt positions and credit ratios are summarized in the following table.

	December 31, 2008	December 31, 2009	February 8, 2010 pro forma after sale of Waneta Dam

Term loan	$ 3,937	$ 2,325	$ 1,120
Bridge loan	5,284	-	-
Fixed rate term notes	1,181	5,086	5,086
Other	167	205	205
Total debt (US$ in millions)	$ 10,569	$ 7,616	$ 6,411

Total debt (C$ in millions)	$ 12,874	$ 8,004	$ 6,738

Cash balances (C$ in millions)	$ 850	$ 1,420	$ 1,300

Net debt (C$ in millions)	$ 12,024	$ 6,584	$ 5,438

Debt to debt-plus-equity	54%	36%	31%

Net debt to net-debt-plus-equity	52%	31%	26%

26	Teck Resources Limited 2009 Fourth Quarter News Release

When the Waneta Dam sale closes later in February, the remaining mandatory payments on our term loan will be US$440 million in 2010, US$420 million in 2011 and US$280 million in 2012.

In October, various provisions of the term loan were amended. The most significant amendment allows us to apply the non-scheduled payments against the existing payment schedule on a modified pro-rata basis, rather than against the latest scheduled payments first.

We also have committed bank credit facilities aggregating $1.1 billion, the majority of which mature in 2012 and beyond. Our current unused credit lines under these facilities after drawn letters of credit amount to $1.0 billion. In the third quarter our senior debt was upgraded to Ba2, with a positive outlook, by Moody’s Investor Services. Standard & Poor’s, which rates our senior debt at BB+, revised its outlook on Teck from “negative” to “stable.” Dominion Bond Rating Service, which rates Teck at BB (high), also revised its ratings trend from “negative” to “stable.”

COMPREHENSIVE INCOME

We recorded comprehensive income of $435 million in the fourth quarter, consisting of $411 million of regular net earnings and $24 million of other comprehensive income. The most significant component of other comprehensive income in the quarter was unrealized gains on marketable securities. Marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

General Economic Conditions

The markets in which we sell our products have seen significant improvements from a year ago. Base metal prices increased significantly and we have seen improvement in customer demand. Steel industry utilization rates have continued to improve resulting in an increased demand for coal, particularly in Asia, and spot prices for metallurgical coal have been higher than annual contract prices. While general economic conditions have improved and stability appears to be returning to financial and commodity markets, some uncertainty concerning the short and medium term global economic outlook persists. We continue to closely monitor these developments and their effect on our business.

Capital Expenditures

Our planned capital expenditures for 2010 are initially set at approximately $1.05 billion, including $375 million of sustaining capital expenditures and $675 million on development projects. This amount has been revised upwards from our previous estimates as we are now planning to capitalize rather than expense stripping costs related to the geotechnical issues at Highland Valley and development costs for the Quebrada Blanca concentrate project. We may authorize further capital expenditures during the year depending on commodity markets, our financial position and other factors. We also expect to spend approximately $9 million on our share of costs for the Fort Hills oil sands project.

27	Teck Resources Limited 2009 Fourth Quarter News Release

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately $5 billion of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our debt will be recorded in other comprehensive income with the remainder being charged to net earnings. The earnings impact of these revaluations will be reduced in future quarters as a result of our debt repayments, although exchange rate fluctuations will continue to affect our debt to equity ratio and our interest expense.

2010 Production

Based on our expected 2010 production and prices prevailing at December 31, the sensitivity of our annual earnings to the indicated changes in commodity prices and before pricing adjustments and the US dollar exchange rate is as follows:

	2010 Production Plan	Change	Effect of change on Annual After-Tax Earnings	Effect on EBITDA

Coal (000’s tonnes)	24,000	US$5/ tonne	$ 75 million	$ 120 million
Copper (tonnes)	340,000	US$0.10/lb	$ 40 million	$ 65 million
Zinc (tonnes)	940,000	US$0.05/lb	$ 35 million	$ 50 million
US$ exchange		Cdn$0.01	$ 40 million	$ 70 million

(1)	The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2)	Zinc includes 292,000 tonnes of refined zinc and 648,000 tonnes of zinc contained in concentrates.
(3)	Asset sales and financing transactions may affect our 2010 production plans and earnings sensitivities.
(4)	All production estimates are subject to change based on market conditions.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes, settlements receivable and payable and price participation payments on the sale of the Cajamarquilla zinc refinery that expired at the end of 2009. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

28	Teck Resources Limited 2009 Fourth Quarter News Release

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended		Year ended
	December 31		December 31
	2009	2008	2009	2008

Price adjustments
On prior quarter sales	$ 17	$ (145)	$ 14	$ 57
On current quarter sales	41	(125)	193	(386)
	58	(270)	207	(329)

Derivatives gains (losses)	4	166	(36)	202

	62	(104)	171	(127)
Amounts included in discontinued operations
Derivatives losses	(4)	(5)	(13)	(16)
Cajamarquilla sale price participation	1	(5)	7	(18)

	(3)	(10)	(6)	(34)

Total	$ 59	$ (114)	$ 165	$ (161)

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2009					2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$ 2,167	$ 2,131	$ 1,707	$ 1,669	$1,600	$1,740	$ 1,805	$ 1,510

Operating profit	777	694	636	627	190	679	869	605

EBITDA	1,042	1,236	1,122	709	(402)	791	934	638

Net earnings (loss)	411	609	570	241	(607)	424	497	345

Earnings (loss) per share	$ 0.70	$ 1.07	$ 1.17	$ 0.50	$ 1.28)	$ 0.95	$ 1.12	$ 0.78

Cash flow from operations	697	772	386	1,128	589	858	507	155

29	Teck Resources Limited 2009 Fourth Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, earnings and cash flow, our plans to reduce our outstanding indebtedness, potential sources of funds to repay indebtedness, our sales of assets that have yet to close, our plans for our oil sands investments and other development projects, forecast production, costs and the resolution of geotechnical issues at Highland Valley Copper, expected progress and costs of our Andacollo concentrate and Antamina expansion projects, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, particularly our ability to obtain the permits necessary for the development at the Aqqaluk deposit at our Red Dog mine and the risk of the stay of a critical permit as a result of an appeal, and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, and changes or further deterioration in general economic conditions.

30	Teck Resources Limited 2009 Fourth Quarter News Release

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2008, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2009 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, February 9, 2010. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

31	Teck Resources Limited 2009 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Earnings

(Unaudited)

	Three months ended		Year ended
	December 31		December 31
(Cdn$ in millions, except for share data)	2009	2008	2009	2008

Revenues	$ 2,167	$ 1,600	$ 7,674	$ 6,655

Operating expenses	(1,132)	(1,253)	(4,012)	(3,844)

	1,035	347	3,662	2,811

Depreciation and amortization	(258)	(157)	(928)	(468)

Operating profit	777	190	2,734	2,343

Other expenses
General and administration	(51)	(5)	(188)	(91)
Interest and financing	(174)	(128)	(655)	(182)
Exploration	(2)	(44)	(33)	(133)
Research and development	(1)	(1)	(15)	(23)
Asset impairment	(27)	(577)	(27)	(589)
Other income (expense)	167	(18)	824	55

Earnings (loss) before the undernoted items	689	(583)	2,640	1,380

Recovery (provision) for income and resource taxes	(199)	80	(695)	(652)

Non-controlling interests	(26)	-	(69)	(82)

Equity earnings (loss)	(48)	(100)	(126)	22

Net earnings (loss) from continuing operations	416	(603)	1,750	668

Net earnings (loss) from discontinued operations	(5)	(4)	81	(9)

Net earnings (loss)	$ 411	$ (607)	$ 1,831	$ 659

Earnings (loss) per share

Basic	$ 0.70	$ (1.28)	$ 3.43	$ 1.46
Basic from continuing operations	$ 0.71	$ (1.27)	$ 3.28	$ 1.48

Diluted	$ 0.70	$ (1.28)	$ 3.42	$ 1.45
Diluted from continuing operations	$ 0.70	$ (1.27)	$ 3.27	$ 1.47

Weighted average shares outstanding (millions)	588.8	474.8	534.1	452.1

Shares outstanding at end of period (millions)	589.1	486.9	589.1	486.9

32	Teck Resources Limited 2009 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31		Year ended December 31
(Cdn$ in millions)	2009	2008	2009	2008
Operating activities
Net earnings (loss) from continuing operations	$ 416	$ (603)	$ 1,750	$ 668
Items not affecting cash
Depreciation and amortization	258	157	928	468
Provision for future income and resource taxes	71	1,282	185	1,482
Non-controlling interests	26	-	69	82
Equity loss (earnings) in excess of distributions received from equity accounted investments	48	100	126	43
Asset impairment and provision for marketable securities	27	869	27	881
Gain on sale of investments and assets	(159)	(3)	(383)	(14)
Foreign exchange gains	(42)	(29)	(686)	(31)
Amortization and write-off of debt financing fees	13	20	241	20
Other	15	22	17	39
	673	1,815	2,274	3,638
Net change in non-cash working capital items	24	(1,226)	709	(1,529)
	697	589	2,983	2,109
Investing activities
Property, plant and equipment	(214)	(209)	(590)	(928)
Investment in oil sands and other assets	(16)	(196)	(372)	(659)
Decrease (increase) in restricted cash	71	-	(94)	-
Increase in temporary investments	-	(11)	-	(11)
Acquisition of Fording Canadian Coal Trust	-	(11,639)	-	(11,639)
Proceeds from the sale of investments and assets	162	195	392	214
	3	(11,860)	(664)	(13,023)
Financing activities
Issuance of debt	-	11,839	4,462	11,842
Repayment of debt	(352)	(1,138)	(8,141)	(1,241)
Issuance of Class B subordinate voting shares	8	1	1,670	6
Dividends paid	-	-	-	(442)
Distributions to non-controlling interests	(44)	(3)	(69)	(102)
	(388)	10,699	(2,078)	10,063
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	(12)	163	(71)	234
Increase (decrease) in cash and cash equivalents from continuing operations operations	300	(409)	170	(617)
Cash received (paid) from discontinued operations	(53)	12	309	59
Increase (decrease) in cash and cash equivalents	247	(397)	479	(558)
Cash and cash equivalents at beginning of period	1,082	1,247	850	1,408
Cash and cash equivalents at end of period	$ 1,329	$ 850	$ 1,329	$ 850

33	Teck Resources Limited 2009 Fourth Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

	December 31,	December 31,
(Cdn$ in millions)	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$ 1,329	$ 850
Restricted cash	91	-
Income taxes receivable	38	1,130
Accounts and settlements receivable	843	780
Inventories	1,375	1,339

	3,676	4,099

Investments	1,252	948

Property, plant and equipment	22,426	23,909

Other assets	857	853

Goodwill	1,662	1,724
	$ 29,873	$ 31,533

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 1,252	$ 1,506
Current portion of long-term debt	1,121	1,336
Short-term debt	-	6,436

	2,373	9,278

Long-term debt	6,883	5,102

Other liabilities	1,029	1,184

Future income and resource taxes	5,007	4,965

Non-controlling interests	91	104

Shareholders' equity	14,490	10,900
	$ 29,873	$ 31,533

34	Teck Resources Limited 2009 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Three months ended		Year ended
	December 31		December 31
(Cdn$ in millions)	2009	2008	2009	2008

Share capital
Class A common shares	$ 7	$ 7	$ 7	$ 7
Class B subordinate voting shares	6,750	5,072	6,750	5,072
	6,757	5,079	6,757	5,079

Contributed surplus	85	82	85	82

Accumulated comprehensive income
Retained earnings at beginning of period	6,896	6,083	5,476	5,038
Net earnings	411	(607)	1,831	659
Dividends declared	-	-	-	(221)

Retained earnings at end of period	7,307	5,476	7,307	5,476

Accumulated other comprehensive income	341	263	341	263
	7,648	5,739	7,648	5,739

	$ 14,490	$ 10,900	$ 14,490	$ 10,900

35	Teck Resources Limited 2009 Fourth Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended		Year ended
	December 31		December 31
(Cdn$ in millions)	2009	2008	2009	2008

Net earnings (loss)	$ 411	$ (607)	$ 1,831	$ 659

Other comprehensive income (loss) in the period
Currency translation adjustments:
Unrealized gains (losses) on translation of
self-sustaining foreign subsidiaries	(96)	886	(833)	1,260
Exchange gains (losses) on debt designated as
hedge of self-sustaining foreign subsidiaries	90	(167)	724	(257)
Losses reclassified to net earnings on realization	-	-	26	-

	(6)	719	(83)	1,003
Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of $(4), $7, $(14) and $48)	37	(44)	118	(298)
Losses (gains) reclassified to net earnings on realization (net of taxes of $nil, $(41), $2 and $(40))	(1)	255	(11)	250

	36	211	107	(48)
Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of $(3), $37, $(13) and $47)	6	(50)	19	(72)
Losses (gains) reclassified to net earnings on realization(net of taxes of $5, $(26), $(21) and $(33))	(12)	38	35	51
	(6)	(12)	54	(21)

Total other comprehensive income	24	918	78	934

Comprehensive income	$ 435	$ 311	$ 1,909	$ 1,593

36	Teck Resources Limited 2009 Fourth Quarter News Release